

December 17, 2014

<u>Via E-mail</u>
Scott E. Wiegand, Esq.
Senior Vice President, Deputy General Counsel and
Corporate Secretary
Caesars Entertainment Resort Properties, LLC
One Caesars Palace Drive
Las Vegas, Nevada 89109

      Re: **Caesars Entertainment Resort Properties, LLC**
               Amendment No. 1 to Registration Statement on Form S-4
               Filed November 25, 2014
               File No. 333-199393

Dear Mr. Wiegand:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 in our letter November 14, 2014. It remains unclear to us the source of information provided to support the fair share premium percentages that Caesars Entertainment had for the twelve months ended September 30, 2014 as disclosed on page 80 of the prospectus. Please provide us with a more complete copy of the report and identify the author or source. Additionally, please revise the prospectus to clarify how "fair share premium" is calculated.

Management's Discussion and Analysis of Financial Condition . . . , page 58

Liquidity, page 62

2.   Please disclose the amount of financing available under your revolving credit facility.

The Exchange Offer, page 144

3.   We note your response to comment 8 in our letter dated November 14, 2014. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Combined and Consolidated Condensed Statements of Cash Flows, page F-36

4.   Please revise your statement of cash flows for the period ended September 30, 2014 to reconcile operating cash flows to net income/(loss).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, (202) 551-3391 or me at (202) 551-3233 with any other questions.

                  Sincerely,

                  /s/ Tom Kluck

                  Tom Kluck
                  Branch Chief

cc: Monika K. Thurmond, Esq.